UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No.   )*

AFC Gamma, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00109K105
(CUSIP Number)

Leonard M. Tannenbaum
AFC Gamma, Inc.
525 Okeechobee Blvd., Suite 1770
West Palm Beach, FL 33401
(561) 510-2390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2021
(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  □

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00109K105	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Leonard M. Tannenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,749,458

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,749,458

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,749,458

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          Based upon 14,773,850 shares of common stock, par value $0.01 per share (“Common Stock”) of AFC Gamma, Inc. (the “Issuer”) outstanding as of March 31, 2021 (consisting of (i) 13,366,892 shares of Common Stock of the Issuer outstanding following the exercise on March 26, 2021 by the underwriters of their option to purchase additional shares in full in the Issuer’s initial public offering (“IPO”) and (ii) 1,406,958 shares of Common Stock which the Reporting Person has the right to acquire pursuant to outstanding and vested stock options exercisable upon the consummation of the Issuer’s IPO on March 23, 2021).

CUSIP No. 00109K105	Page 3 of 6 Pages
Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of AFC Gamma, Inc., a Maryland corporation. The address of the principal executive offices of the Issuer is 525 Okeechobee Blvd., Suite 1770, West Palm Beach, Florida 33401.

Item 2.	Identity and Background.

(a)(b)(c)(f) This statement is being filed by Leonard M. Tannenbaum, a U.S. citizen (the “Reporting Person”).  The Reporting Person is the Chief Executive Officer, Chairman and Director of the Issuer.  The principal business address of the Reporting Person is 525 Okeechobee Blvd., Suite 1770, West Palm Beach, Florida 33401.

(d)(e) Other than as described below, in the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In 2018 Fifth Street Management, LLC (“FSM”), during a time in which the Reporting Person was an affiliate, was subject to a cease and desist order (the “Order”) from the Securities and Exchange Commission (“SEC”) relating to allegations of improper allocation of expenses to clients and failures relating to its review of a client’s valuation model. The Order was limited to FSM and no individual or FSM affiliated entity was subject to the Order at any time.  Additionally, the matter has been resolved with no admission of wrongdoing by any party.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person invested approximately $47.8 million in the Issuer in August 2020 in exchange for 3,342,500 shares of Common Stock.  The Reporting Person’s investment was structured to include a combination of cash and a transfer of loan assets at fair value plus accrued and unpaid interest, to the Issuer.  In addition, for his service to the Issuer the Reporting Person was granted options to purchase up to 1,406,958 shares of Common Stock which became vested and exercisable upon consummation of the Issuer’s IPO on March 23, 2021.

Item 4.	Purpose of Transaction.

The Issuer is a commercial real estate finance company which originates, structures, underwrites and manages senior secured loans and other types of loans for established companies operating in the cannabis industry in states that have legalized medicinal and/or adult use cannabis. The Issuer is externally managed by AFC Management, LLC (the “Manager”) and the Reporting Person owns over 70% of the equity of Advanced Flower Capital Management, LLC, the parent of the Manager.  The Reporting Person is also the manager of the Manager.  As discussed in Item 3, the Reporting Person invested approximately $47.8 million in the Issuer.  This consisted of a combination of cash and the Issuer’s initial portfolio of loans at fair value of approximately $46,802,840 from affiliates of the Reporting Person, in exchange for the issuance of 3,342,500 shares of Common Stock to the Reporting Person.  As the Chief Executive Officer, Chairman and Director of the Issuer, the Reporting Person was also granted options to purchase up to 1,406,958 shares of Common Stock which became vested and exercisable upon consummation of the Issuer’s IPO on March 23, 2021.

Except as otherwise described in this statement, the Reporting Person currently does not have any other plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)           As of the date hereof, the shares of Common Stock are held directly by the Reporting Person.

CUSIP No. 00109K105	Page 4 of 6 Pages
All percentages of Common Stock disclosed in this statement are based on 14,773,850 shares of Common Stock of the Issuer outstanding as of March 31, 2021 (consisting of (i) 13,366,892 shares of Common Stock of the Issuer outstanding following the exercise on March 26, 2021 by the underwriters of their option to purchase additional shares in full, in the Issuer’s IPO and (ii) 1,406,958 shares of Common Stock which the Reporting Person has the right to acquire pursuant to outstanding and vested stock options exercisable upon the consummation of the Issuer’s IPO on March 23, 2021,).

(c)          Other than as discussed in this statement, during the past sixty days prior to the date of this statement, the Reporting Person has not acquired any shares of the Issuer’s Common Stock.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock of the Issuer owned by the Reporting Person.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer intends to be taxed as a real estate investment trust for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2020.  By the terms of the Issuer’s charter, the shares of Common Stock owned by the Reporting Person may be redeemed by the Issuer at its option during the redemption period commencing on June 1, 2021 and prior to June 30, 2021 in which the Issuer is “Closely Held” (as defined in the Internal Revenue Code of 1986, as amended) if tested on such date.

The Reporting Person has agreed with the underwriters in the IPO not to offer, sell or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for or that represent the right to receive Common Stock or any rights to acquire Common Stock until September 14, 2021 (180 days after March 18, 2021, the date of the prospectus in connection with the IPO), with certain limited exceptions, without first obtaining the written consent of JMP Securities LLC, the representative of the underwriters.

The Reporting Person has also entered into a registration rights agreement with the Issuer which provides the Reporting Person with certain demand registration and piggyback registration rights with respect to shares of Common Stock held by the Reporting Person.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 00109K105	Page 5 of 6 Pages
Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1:	Articles of Amendment and Restatement of AFC Gamma, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Registration Statement on Form S-11, as amended (File No. 333-251762))

Exhibit 2:
Form of Registration Rights Agreement, by and among AFC Gamma, Inc. and the holders thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-11, as amended (File No. 333-251762))

CUSIP No. 00109K105	Page 6 of 6 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 2, 2021

LEONARD M. TANNENBAUM

/s/ Leonard M. Tannenbaum